UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                   Pursuant to Rule 13a-16 or 15d-16 under the
                         Securities Exchange Act of 1934

                For the month of:                      August 2007
                Commission File Number:                  1-8139

                           Zarlink Semiconductor Inc.
                              (Name of Registrant)

                                 400 March Road
                         Ottawa, Ontario, Canada K2K 3H4
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F |X|     Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes |_|           No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On August 3, 2007, Zarlink Semiconductor Inc. announced that it had closed its previously announced acquisition of Legerity Holdings, Inc. As a result of the closing of this acquisition, the Company's offering of subscription receipts, which closed on July 30, 2007, were automatically exchanged, without payment of additional consideration, for Cdn$75,000,000 principal amount of convertible unsecured subordinated debentures.

A copy of this press release and the related Material Change Report are being furnished as Exhibits 99.1 and 99.2 to this report and is incorporated herein by reference.

   Exhibit No.                          Description
   -----------                          -----------

      99.1                   Press release dated August 3, 2007
      99.2                   Material change report dated August 3, 2007

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Zarlink Semiconductor Inc.

Dated: August 3, 2007                 By: /s/ Scott Milligan
                                          --------------------------------
                                          Scott Milligan
                                          Senior Vice President of Finance and
                                          Chief Financial Officer